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Feb. 27, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE:  RiverSource Life Insurance Company ("Company")
     RiverSource Variable Account 10 ("Registrant")
     Post-Effective  Amendment  No. 65 on Form N-4
      River Source RAVA 5 Advantage Variable  Annuity
      River Source RAVA 5 Select Variable Annuity
      River Source RAVA  5  Access  Variable  Annuity

File Nos. 333-79311/811-07355

Dear Mr.Cowan:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 65("Amendment No. 65") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act").

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984. This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 65 are substantially similar to Registrant's Post-Effective Amendment No. 64, file Nos.333-79311/811-07355 filed on or about April 22, 2011. Amendment No. 65 has been marked to show all changes. Registrant believes that the only area that may warrant particular attention is the current fee increase for the SecureSource Stages 2 riders and Accumulation Protector Benefit rider.

In this Amendment No. 65, the primary changes to the contracts include:

     - Current fee for the SecureSource Stages 2 - Single Life riders increased to 1.50% and for the SecureSource Stages 2 - Joint Life rider current fee increased to 1.75%. The maximum fee reminded unchanged.

     - Current fee for the Accumulation Protector Benefit rider increased from 1.50% to 1.75% and reached the maximum of 1.75%.

     - Purchase payment restrictions for contracts with SecureSource Stages 2 riders.

     -    Other non-material changes.

The prospectus and Statement of Additional Information relating to the above-listed variable annuity contracts have been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Amendment No. 65 or if you have any questions regarding this filing, please contact me at
(612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary